Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 16, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Davidson Equity Income Fund (S000030916)
Davidson Intermediate Fixed Income Fund (S000030918)
Davidson Small-Mid Equity Fund (S000030917)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of November 19, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 331 to its registration statement.  PEA 331 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 15, 2010, for the purpose of introducing the Trust’s three new series: Davidson Equity Income Fund, Davidson Intermediate Fixed Income Fund and Davidson Small-Mid Equity Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Summary Section – All Funds

1.
Staff Comment:  In the “Fees and Expenses” section, please consider removing the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends” caption from the Shareholder Fees table in accordance with Instruction 1(c) to Item 3 of Form N-1A which states that a Fund may omit captions if the Fund does not charge the fees or expenses covered by the caption.

Response:  The Trust responds by removing the caption for each of the Funds.

Summary Section – Davidson Equity Income Fund

2.
Staff Comment:  With respect to the “Principal Investment Strategies of the Fund” section, it states that the Fund may invest up to 20% of its net assets in other investment companies, however, the Annual Fund Operating Expenses table does not identify acquired fund fees and expenses as part of the Total Annual Fund Operating Expenses.  Please confirm whether acquired fund fees and expenses are expected to exceed one basis point of the Total Annual Fund Operating Expenses and revise the Annual Fund Operating Expenses table as necessary.

Response:  The Trust responds by confirming that acquired fund fees and expenses are not expected to exceed one basis point of the Total Annual Fund Operating Expenses and therefore declines to revise the Annual Fund Operating Expenses table.

3.
Staff Comment:  With respect to the “Principal Investment Strategies of the Fund” section, it states that the Fund may invest up to 20% of its net assets in put and call options.  The Staff directs the Trust to its recent letter issued to the Investment Company Institute which communicates the Staff’s concern that funds are not properly describing in their prospectuses how derivatives are used to achieve their investment objectives and the attendant risks.  The Staff recommends that the Trust review the existing disclosure to ensure that it properly reflects how the use of put and call options helps to achieve the Fund’s investment objective and whether the risk disclosure is sufficient.  Please revise as appropriate and make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust directs the Staff to the Fund’s disclosure on page 2 of the prospectus which states that the “Fund may seek to enhance returns through the use of other investment strategies such as the use of options (for hedging purposes).”  The Trust believes that this disclosure appropriately conveys to shareholders that the Fund’s principal investment strategies include the use of options for hedging purposes with a goal of enhancing the Fund’s returns.  Additionally, the Trust directs the Staff to the Fund’s disclosure of “Options Risk” on pages 3 and 7 of the prospectus.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

Similarly Managed Account Performance – All Funds

4.
Staff Comment:  Please confirm whether each Fund’s Composite contains all accounts with similar policies, objectives and strategies of the Fund.  If a Composite does contain all such accounts, please revise the existing disclosure to so state.  If a Composite does not contain all such accounts, the performance of the Composite may not be included in the prospectus.

Response:  The Trust confirms that each Fund’s Composite contains all accounts with similar policies, objectives and strategies of the Fund and revises the disclosure for each Fund as follows:

“The following table sets forth performance data relating to the historical performance of all private accounts managed by the Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.”

5.	Staff Comment: Please add disclosure indicating that the GIPS® method of calculating performance information is different from the SEC’s standardized method of calculating performance information.

Response:  The Trust responds by revising each Fund’s “Similarly Managed Account Performance” section as follows:

“The Advisor has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance, and may produce different results.”

6.
Staff Comment:  Please discuss the type of verification performed by Ashland Partners & Company LLP.  In addition, please file as an exhibit to Part C of the Funds’ registration statement, Ashland Partners & Company LLP’s consent to being named as the independent verifier of the performance information contained in this section.

Response: The Trust responds by revising each Fund’s “Similarly Managed Account Performance” section as follows:

“Compliance with GIPS® has been verified firm-wide by Ashland Partners & Company LLP (independent third-party provider for GIPS verification) from January 1, 1992 through December 31, 2009.   Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS® standards on a firm-wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS® standards.”

The Trust also responds by confirming that the requested verification will be filed as an exhibit to Part C of the Funds’ registration statement.

Similarly Managed Account Performance – Equity Income Fund and Intermediate Fixed Income Fund

7.
Staff Comment:  Each Fund discloses a different inception date or creation date for its Composite, once in a footnote to the performance information and again in the body of the second paragraph following the performance information.  Please confirm the correct inception date of each Fund’s Composite and revise the disclosure as necessary.

Response: The Trust responds by clarifying that each Composite has an inception date that differs from its creation date.  Each Composite was created on June 30, 2002 using accounts that incepted prior to that date.  Therefore, it is appropriate to footnote each Composite’s performance information with a date that differs from the date the Composite was created.

The Trust also responds by revising each Fund’s “Similarly Managed Account Performance” section as follows:

“The [     ] Composite was created on June 30, 2002 using a strategy in existence prior to that time.  The inception date for the accounts used in the [      ] Composite is [     ].”

Summary Section - Davidson Intermediate Fixed Income Fund

8.	Staff Comment: With respect to the “Principal Investment Strategies of the Fund” section, please:

a.	revise to include the expected credit quality parameters of the fixed income securities in which the Fund intends to invest;
b.	add disclosure explaining how the adviser selects individual securities for purchase and sale;
c.
revise to include the average dollar-weighted maturity of the fixed income securities in which the Fund intends to invest; a fund using the term “intermediate” in its name should have an average-dollar weighted maturity of between 3 and 10 years;

d.	add disclosure linking the Fund’s investment strategies to the “Small and Medium Companies Risk” disclosure in the “Principal Risks of Investing in the Fund” section; and
e.	add disclosure linking the Fund’s investment strategies to the municipal bond risk mentioned in the Fund’s Item 9 “Credit Risk” disclosure.

Additionally, the “Principal Investment Strategies of the Fund” section states that the Fund may invest up to 25% of its net asset in foreign securities, including American Depositary Receipts (“ADRs”).  However, this section also states that the Fund will invest at least 80% of its net assets in fixed income securities.  Please confirm whether ADRs are always considered to be equity securities, and if they are, please revise the disclosure to state that the Fund may only invest up to 20% of its investments in ADRs.  Please make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the Fund’s Item 4 and Item 9 disclosures as follows:

“The Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities.  The fixed income securities in which the Fund will generally invest include those of governments, agencies, inflation-protected securities, asset-backed securities, municipal bonds and companies across a wide range of industries and market capitalizations and are generally rated within the BBB- category or better by Standard & Poor’s Rating Group (“Standard & Poor’s”) or the Baa3 category or better by Moody’s Investors Services (“Moody’s”).  The Fund normally invests within the intermediate term structure of the yield curve and will seek to achieve its investment objective through duration tilts, sector allocations, credit exposures, and security selection.  The maturities of the securities in which the Fund expects to invest will generally range from 1 to 10 years.  The average-dollar weighted maturity of the securities in which the Fund expects to invest will generally range from 3 to 10 years.  Duration tilts may be interpreted as differences in the duration of the Fund relative to duration of the benchmark.  Duration is a measure of the sensitivity of the Fund’s NAV to interest rate movements.  For fixed-coupon bonds, duration can be intuitively defined as the average maturity of all bond payments, where each payment is weighted by its value.  Duration tilts will be limited from 75% to 125% of the Barclays Capital Intermediate Government/Credit Index.  The Advisor determines that a particular security should be purchased by evaluating macroeconomic factors including interest rate trends, monetary policy, inflation outlook, treasury supply and demand, interest rate volatility, the strategy duration target, and yield curve position.

The Fund may seek to enhance returns through the use of other investment strategies such as the use of options (for hedging purposes), investment in foreign securities, and in other investment companies including exchange-traded funds (“ETFs”). The Fund may invest up to 20% of its net assets in put and call options.  The Fund may invest up to 25% of its net assets in foreign securities ~~provided~~, including in ~~American Depositary Receipts (“ADRs”) and~~ emerging markets.  Through its investment in foreign securities, the Fund may invest up to 20% of its net assets in American Depositary Receipts (“ADRs”).   The Fund also may invest up to 20% of its net assets in other investment companies and may invest in the securities of small and medium-sized companies.”

The Trust also responds by stating that the current disclosure, as reflected below from page 2 of the Fund’s prospectus, already provides disclosure identifying how the adviser selects securities for sale.

“The Advisor sells a position if the fundamentals have deteriorated, a security becomes fully valued, or for purposes of portfolio construction and risk management.  The Fund may also eliminate a position if a better alternative becomes available.”

9.
Staff Comment:  With respect to the “Principal Risks of Investing in the Fund” section, please add risk disclosure related to the Fund’s investments in foreign government securities (if applicable), asset-backed securities, government-sponsored entities and inflation protected securities.  Please also add disclosure for prepayment risk.

Response:  The Trust responds by adding the following risks to the Fund’s Item 4 disclosure (note that “prepayment risk” is contained within “asset backed securities risk”):

Foreign Governments Investment Risk – The issuer of the foreign debt or the governmental authorities that control the repayment of such debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. The market prices of debt obligations of foreign governments and their agencies, and the Fund’s net asset value, may be more volatile than prices of U.S. debt obligations.

Asset-Backed Securities Risk – Asset-backed securities may decline in value when defaults on the underlying assets occur and may exhibit additional volatility in periods of changing interest rates.  When interest rates decline, the prepayment of assets underlying such securities may require the Fund to reinvest that money at lower prevailing interest rates, resulting in reduced returns.

Government-Sponsored Entities Risk – Securities issued by government-sponsored entities may not be backed by the full faith and credit of the United States.

Inflation Protected Securities Risk – Inflation protected securities include the risk that the rate of inflation will be lower than expected or that the relevant index intended to measure the rate of inflation will not accurately measure the rate of inflation and the securities will not work as intended.

The Trust also responds by adding the following risks to the Fund’s Item 9 disclosure (note that “prepayment risk’ is contained within “asset backed securities risk”):

Foreign Governments Investment Risk – The issuer of the foreign debt or the governmental authorities that control the repayment of such debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. The market prices of debt obligations of foreign governments and their agencies, and the Fund’s net asset value, may be more volatile than prices of U.S. debt obligations.

Asset-Backed Securities Risk – Asset-backed securities represent interests in “pools” of assets, including consumer loans or receivables held in trust. Rising interest rates tend to extend the duration of these securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, these securities may exhibit additional volatility. This is known as extension risk. In addition, these securities are subject to prepayment risk, which is the risk that when interest rates decline or are low but are expected to rise, borrowers may pay off their debts sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates. This is also known as contraction risk. These securities also are subject to risk of default on the underlying assets, particularly during periods of economic downturn.

Government-Sponsored Entities Risk – Securities issued or guaranteed by government-sponsored entities may not be guaranteed or insured by the United States Government, and may only be supported by the credit of the issuing agency.

Inflation Protected Securities Risk - Inflation protected securities are intended to protect against inflation by adjusting the interest or principal payable on the security by an amount based upon an index intended to measure the rate of inflation.  There is always the risk that the rate of inflation will be lower than expected or that the relevant index intended to measure the rate of inflation will not accurately measure the rate of inflation and the securities will not work as intended.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust